## Contact

www.linkedin.com/in/gillianmager (LinkedIn)

## Top Skills

Marketing
Strategy
Online Marketing

# Gillian Snyder

VP of Marketing at Pureboost
San Diego, California, United States

## Summary

A data driven, brand builder with over 10 years in digital marketing and Ecommerce. Proven track record in maximizing revenue for direct to consumer brands.

## Experience

### Pureboost Energy Drink Mix

4 years 8 months

**Vice President of Marketing and Ecommerce**
January 2020 - Present (2 years 8 months)
Encinitas, California, United States

**Director of Marketing**
January 2018 - 2020 (2 years)
Carlsbad, CA

We launched Pureboost, a clean antioxidant energy drink mix on Amazon in the summer of 2018. Through a strategic, performance-driven digital marketing approach we've seen monthly double digit growth and have accrued over 1,500 reviews on Amazon. We're now launching our direct to consumer website and focused on broader customer acquisition through 2020.

### Renovate America

**Senior Marketing Manager, Homeowner Engagement**
November 2015 - November 2017 (2 years 1 month)
Greater San Diego Area

Digital Marketing Strategy

### FTD

4 years 11 months

**Sr Manager, Retention Marketing & Strategy**
January 2015 - September 2015 (9 months)

-Manage the overall strategy, execution, performance, and effectiveness of the Shari’s Berries / Cherry Moon Farms email, direct mail and catalog marketing programs

-Lead the development of retention marketing strategies and integrated marketing plans for the Shari’s Berries / Cherry Moon Farms brands to support both near-term revenue and long-term growth

-Develop and enhance lifecycle marketing programs across multiple channels and touch-points to maximize customer engagement, lifetime value, repurchase rates, profitability, brand loyalty and advocacy

### Sr. Manager, Site Experience for RedEnvelope
April 2014 - December 2014 (9 months)

-Managed the overall strategy, execution, performance, and effectiveness of the RedEnvelope website improving user experience and conversion for 14M annual visitors

-In conjunction with the brand lead, drove the development of marketing strategies and integrated marketing plans for the brand to support both near-term revenue and long-term growth

-Managed the strategy and effectiveness of the email marketing program and found efficiencies in the email-site user experience. Improved response rates 100% YoY and revenue by 50% YoY.

### Site Experience Manager for RedEnvelope
June 2012 - March 2014 (1 year 10 months)

-Plan and execute marketing plan to drive customer conversion; includes site messaging and design, web banner ads, promotions, and multichannel content

-Utilize customer segmentation and targeted marketing to design site content and promotional strategy

-Creating, certifying and interpreting web statistics with the objective of identifying trends and user behavior, supporting business analysis efforts and providing information to support business decisions

-Review, analyze, and evaluate current and proposed site enhancements against business and customer needs

-Optimize existing site functionality through multivariate and A/B split testing

-Collaborate with cross-functional teams to drive results and achieve goals

### Site Optimization Specialist - RedEnvelope

November 2010 - June 2012 (1 year 8 months)

-Merchandise product throughout site

-Partner with internal teams to develop site marketing and messaging strategy

-Optimize site functionality enhancements and content using A/B testing

## PETCO Animal Supplies, Inc.

1 year 3 months

### Merchandise Analyst

September 2010 - November 2010 (3 months)

Promotion analysis and department forecasting.

### Marketing Data Analyst

September 2009 - September 2010 (1 year 1 month)

I work very closely with two of PETCO's largest Natural Food vendors, Natural Balance and Blue Buffalo, to anlayze their business trends and learn how to best drive growth for the vendors as well as PETCO.

My primary role consists of the following:
-Working to strengthen vendor relations within PETCO
-Using Microstrategy for regular financial analysis to minimize business risk for Natural Balance and Blue Buffalo
-Analyzing customer trends through the PETCO PALS database in order to understand our customers and how we can capture larger market share
-Tracking inventory issues to minimize unnecessary costs and increase sales at the store level

## Sony Electronics

### Collaborative Applications Intern

June 2008 - August 2008 (3 months)

• Developed and presented a strategic plan to management to launch an online networking community for Sony Interns in order to increase intern satisfaction and efficiency of recruiting processes.
• Promoted adoption of SharePoint and the use of Web 2.0 collaboration tools such as wikis, blogs, and RSS feeds.
• Served as project manager to streamline procedures during an agency RFP process.

UCSD
Research Associate
June 2006 - May 2007 (1 year)

Various testing and experimentation on proteins linked to breast cancer.

## Education

### University of California, San Diego - Rady School of Management

MBA, Marketing, Business Strategy · (2007 - 2009)

### University of San Diego

BA, Biology, Chemistry · (2002 - 2006)